SECURITIES AND EXCHANGE COMMISSION
                                   Washington, D.C. 20549


                                          Form 11-K
        (Mark One)
x        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934

                            For the fiscal year ended December 31, 1998

                                                 OR

        TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                                  Commission file number 0-3722

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                                  Atlantic American Corporation
                                 401(k) Retirement Savings Plan

B. Name of issuer of the securities held pursusant to the plan and the address of its principal executive office:

                                Atlantic American Corporation
                                   4370 Peachtree Road, N.E.
                                        Atlanta, GA 30319

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized

                          Atlantic American Corporation
                           401(k) Reitrement Savings
                         _____________________________
                                 (Name of Plan)


Date: June 30, 1999                         __________________________________
                                            Edward L. Rand, Jr.
                                            Vice President & Treasurer

                             ATLANTIC AMERICAN CORPORATION
                            401 (K) RETIREMENT SAVINGS PLAN


The following exhibits are filed herewith:

       Exhibit 1:    Financial Statements and Schedules as of December 31, 1998
                      and 1997 together with auditor's report.

       Exhibit 2:    Consent of Arthur Andersen LLP

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Atlantic American Corporation 401(k)
Retirement Savings Plan:


We have audited the accompanying statements of net assets available for benefits of the Atlantic American Corporation 401(k) retirement savings plan as of December 31, 1998 and 1997 and the related statements of changes in net assets available for benefits, with fund information, for the year ended December 31, 1998. These financial statements and the schedules referred to below are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 1998 and 1997 and the changes in net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits for each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Arthur Andersen LLP
Atlanta, Georgia
June 24, 1999

                           Atlantic American Corporation

                          401(k) Retirement Savings Plan


                         Financial Statements and Schedules

                             December 31, 1998 and 1997




                                 TABLE OF CONTENTS


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


FINANCIAL STATEMENTS

        Statements of Net Assets Available for Benefits--December 31, 1998 and 1997

        Statement of Changes in Net Assets Available for Benefits, With Fund Information, for the Year Ended December 31, 1998


NOTES TO FINANCIAL STATEMENTS AND SCHEDULES


SCHEDULES SUPPORTING FINANCIAL STATEMENTS

        Schedule I: Item 27a--Schedule of Assets Held for Investment Purposes --December 31, 1998

        Schedule II: Item 27d--Schedule of Reportable Transactions for the Year Ended December 31, 1998

                           Atlantic American Corporation

                           401(k) Retirement Savings Plan


                     Statements of Net Assets Available For Benefits

                             December 31, 1998 and 1997







                                                        1998          1997
                                                    -------------  -----------
ASSETS:
     Cash                                           $       1,215  $     17,607
     Employee contributions receivable                     45,365             0
     Investments, at quoted market prices:
      Participant-directed:
       Common stock--Atlantic American Corporation        956,564       795,012
         Mutual funds:
           INVESCO Cash Reserves Fund                     327,560       411,740
           INVESCO Industrial Income Fund                 798,964       627,177
           INVESCO Intermediate Government Bond Fund      292,433       289,584
           INVESCO Total Return Fund                      972,297       775,377
           INVESCO Dynamics Fund                        1,126,568       849,528
      Nonparticipant
         Common stock--Atlantic American Corporation       91,122       141,309
Participant loans, at contract value which approximates
         value                                             26,836        19,593
                                                         --------      --------
NETS ASSETS AVAILABLE FOR BENEFITS                   $  4,638,924   $ 3,926,927
                                                      ===========    ==========


               The  accompanying  notes  are an  integral  part of  these statements.

                              ATLANTIC AMERICAN CORPORATION

                             401(k) RETIREMENT SAVINGS PLAN


STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                       FOR THE YEAR ENDED DECEMBER 31,1998





                             Nonparticipant-------------------------------------------------------------
                               Directed                        Participant-Directed
                               Atlantic    Atlantic
                             ------------  American   INVESCO INVESCO  INVESCO  INVESCO
                               American   Corporation  Cash   IndustriIntermediatTotal  INVESCO
                             Corporation    Common    ReservesIncome  GovernmentReturn  Dynamics  Loan
                             Common Stock    Stock     Fund    Fund   Bond Fund  Fund     Fund    Fund    Other   Total

Additions:
-----------------------------
  Participant                $                        $       $       $         $       $        $               $
    contributions                    0    $  23,169    6,107  80,382    9,928   79,189    84,062      0  $45,365  328,202
-----------------------------

  Employer contributions,    ------------ ----------- -------         --------- ------- -------- -------         --------
    net of forfeitures          32,599      88,860         0       0        0        0         0      0       0   121,459
-----------------------------
        Total
          contributions         32,599     112,029     6,107  80,382    9,928   79,189    84,062      0  45,365   449,661
-----------------------------
  Net appreciation
    (depreciation) in
    fair market value of
    investments                  2,456     (27,837)        0  78,562    7,162   90,128   208,571      0       0   359,042
-----------------------------
  Interest and dividend
    income                           0           0    16,087  17,690   13,981   23,511       884      0       0    72,153
-----------------------------
        Total additions         35,055      84,192    22,194  176,634  31,071   192,828  293,517      0  45,365   880,856
-----------------------------
deductions:
-----------------------------
  Benefit payments to
    participants                (1,288)    (21,800)   (52,022)(34,837) (6,585)  (32,053) (18,230)  (457)      0  (167,272)
-----------------------------
  Participant loans, net
    of repayments                    0      (1,127)      (68) (1,804)    (288)  (2,478)   (1,530) 7,700  (1,992)   (1,587)
-----------------------------
        Total deductions        (1,288)    (22,927)   (52,090)(36,641) (6,873)  (34,531) (19,760) 7,243  (1,992) (168,859)
-----------------------------
transfers between funds        (83,954)    100,287    (54,284)31,794  (21,349)  38,623     3,283      0  (14,400)       0
-----------------------------
net (DECREASE) INCREASE        (50,187)    161,552    (84,180)171,787   2,849   196,920  277,040  7,243  28,973   711,997
-----------------------------

-----------------------------
net assets available for
  benefits:
-----------------------------
    Beginning of year          141,309     795,012    411,740 627,177 289,584   775,377  849,528 19,593  17,607  3,926,927
-----------------------------
    End of year              $  91,122    $956,564    $327,560$798,964$292,433  $972,297$1,126,56$26,836 $46,580 $4,638,924
-----------------------------

============================================================================================================




                The accompanying notes are an integral part of this statement.


                                       - 4 -
                           Atlantic American Corporation

                           401(k) retirement savings plan


                    NOTES TO FINANCIAL STATEMENTS and schedules

                              December 31, 1998 and 1997



  1. Plan Description

     General

     The Atlantic American Corporation 401(k) Retirement Savings Plan (the "Plan") is a defined contribution plan established by Atlantic American Corporation (the "Company") under the provisions of Section 401(a) of the Internal Revenue Code (the "Code"), which includes a qualified cash or deferred arrangement as described in Sections 401(k) and 401(m) of the Code, for the benefit of eligible employees of the Company. All employees of the Company who have completed one year of service, as defined, are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. Participants should refer to the plan agreement for a complete description of the Plan.

     Plan Administration

     INVESCO Trust Company (the "Trustee") is the Trustee of the Plan and has custodial responsibility for the Plan's assets including the authority and power to, among other things, invest the principal and income of the Plan's assets.

     Contributions

     Eligible employees can elect to contribute an amount up to 16% of annual compensation, as defined by the Plan, subject to certain limitations under the Code. The Company provides a matching contribution equal to 50% of the first 6% of each participant's contribution. All company matching contributions are made in company common stock. A participant can elect to transfer the company contribution into another investment fund only after the participant is fully vested in the company matching contributions.

     Vesting

     Participants are always fully vested in their own contributions. Each participant becomes vested in the employer contributions based on years of continuous service. Participants become fully vested after seven years of service with no intervening breaks in service of five years or more. A participant is credited with one year of service each calendar year in which the participant works 1,000 hours. A break in service is deemed to be any year in which the participant does not complete more than 500 hours of service. The participants vested percentage in employer contributions is as follows:

                                     Vested
                                   Percentage

                    -------------------------------
                    Years of service:
                    -------------------------------
                    Less than one                                       0%
                    -------------------------------
                    One                                                10
                    -------------------------------
                    Two                                                20
                    -------------------------------
                    Three                                              30
                    -------------------------------
                    Four                                               40
                    -------------------------------
                    Five                                               60
                    -------------------------------
                    Six                                                80
                    -------------------------------
                    Seven or more                                     100
                    -------------------------------

     Benefits

     Upon termination of service due to death, disability, or retirement, a participant or their beneficiary may elect to receive an amount equal to the value of the participant's vested interest in his/her account. The form of payment, selected by the participant or their beneficiary, is either a lump-sum distribution, an annuity to be paid in monthly installments over a fixed period of years, or a direct rollover into a qualified retirement plan or IRA.

     Participant Accounts

     Individual accounts are maintained for each of the Plan's participants and reflect the participant's contributions, employer contributions, and the participant's share of the Plan's income. Allocations of income are based on the proportion that each participant's account balance bears to the total of all participant account balances.

     Investment Options

     Participants may direct their contributions and any related earnings into several investment options in 10% increments. Participants may change their investment elections once each calendar quarter. The participants in the Plan can invest in any of the following options, all of which are INVESCO mutual funds except for the company stock:

            o Atlantic American Corporation Stock--Funds are invested in common stock of Atlantic American Corporation.

            o INVESCO Cash Reserves Fund--Funds are invested in short-term obligations such as commercial paper, U.S. government and government agency obligations, and repurchase agreements.

            o INVESCO Industrial Income Fund--Funds are invested in dividend-paying common stocks of large U.S. companies and in convertible bonds, debt issues, and preferred stocks.

            o INVESCO Intermediate Government Bond Fund--Funds are invested in obligations of the U.S. government and government agencies maturing in three to five years.

            o INVESCO Total Return Fund--Funds are invested in common stocks and in fixed and variable income securities.

            o   INVESCO  Dynamics  Fund--Funds are invested with rapidly growing
                companies,   traded   essentially  on  national   exchanges  and
                over-the-counter.

     Forfeitures

     Amounts forfeited from nonvested accounts are used to reduce future employer contributions.

     Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts as of the termination date.


  2. Summary of Significant Accounting Policies and Other Matters

     Basis of Accounting

     The accompanying financial statements have been prepared using the accrual basis of accounting.

     Use of Estimates

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported additions and deductions during the reporting period. Actual results could differ from those estimates.

     Valuation of Investments

     Cash equivalents are stated at cost, which approximates market value. Marketable securities are stated at fair value. Purchases and sales of securities and mutual funds are reflected on a trade-date basis.

     Administrative Expenses

     The Company pays all administrative expenses of the Plan, including trustee fees.


  3. Investments

     The fair market values of individual investments that represent 5% or more of the Plan's net assets as of December 31, 1998 and 1997 are as follows:

     1998:
        Atlantic American Corporation common stock                  $1,047,686
        INVESCO Cash Reserves Fund                                     327,560
        INVESCO Industrial Income Fund                                 798,964
        INVESCO Intermediate Government Bond Fund                      292,433
        INVESCO Total Return Fund                                      972,297
        INVESCO Dynamics Fund                                        1,126,568
     1997:
        Atlantic American Corporation common stock                     936,321
        INVESCO Cash Reserves Fund                                     411,740
        INVESCO Industrial Income Fund                                 627,177
        INVESCO Intermediate Government Bond Fund                      289,584
        INVESCO Total Return Fund                                      775,377
        INVESCO Dynamics Fund                                          849,528

     Net appreciation (depreciation) in fair value of investments by major investment type for the year ended December 31, 1998 is as follows:

                          Common stock                        $ (25,381)
                          Mutual funds                          384,423
                                                               $359,042
                                                              ==========


  4. TAX STATUS

     The Internal Revenue Service issued a determination letter dated May 21, 1996 stating that the Plan was in accordance with applicable plan requirements as of that date. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Code. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 1998 and 1997.


  5. PARTICIPANT LOANS

     Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the employee contribution balance. Participants may elect to have their loans disbursed from specific investment funds. Loan terms range from six months to five years or within a reasonable time if used for the purchase of a primary residence. The loans are secured by the vested value of the participants account balance and bear interest at the prime rate of interest on the date of the loan, plus 1%. Principal and interest are paid ratably through payroll deductions of not less than $10 per pay period, or in a single lump sum.


                                                                                                  SCHEDULE I



                          ATLANTIC AMERICAN CORPOTATION

                         401(k) RETIREMENT SAVINGS PLAN


             ITEM 27a--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                               DECEMBER 31, 1998



                                                                                                                        Current
       Idenity Of Issuer                         Description Of Investment                                 Cost          Value
--------------------------------------------------------------------------------------------------------------------------------
*   INVESCO FUNDS GROUP                         Money market fund:
                                                   INVESCO Cash Reserves Fund, 327,560 units             $327,560      $327,560
                                                Mutual funds:
                                                    INVESCO Industrial Income Fund, 53,053 units          715,513       798,964
                                                    INVESCO Intermediate Government Bond Fund, 22,882
                                                            units                                         283,215       292,433
                                                    INVESCO Total Return Fund, 31,004 units               720,547       972,297
                                                    INVESCO Dynamics Fund, 71,528 units                   920,704     1,126,568

 *  ATLANTIC AMERICAN CORPORATION               Atlantic American Corporation common stock, 214,910
                                                 shares                                                   653,831     1,047,686

 *  VARIOUS PLAN PARTICIPANTS                   Participant loans (8.75%-9.5%), 26,836 units               26,836        26,836
                                                                                                       ----------   -----------
                                                                          Total                        $3,648,206    $4,592,344
                                                                                                    ==========   ===========


                                              *Indicates a party in interest.

                   The accompanying notes are an integral part of this schedule.






                                       atlantic american corporation

                                       401(k) retirement savings plan

                             item 27d--SCHEDULE OF reportable transactions (a)

                                    for the year ended DECEMBER 31, 1998







                                                                           Sales
                                                       Purchase  Selling    Net
   Identity of Party   -----------------------------   Price     Cost      Price     Gain
       Involved            Description of Asset

-----
*    INVESCO FUNDS        INVESCO Industrial Income
                              Fund:
        GROUP                 29 purchases               $205,558  $     0    $     0    $
                              17 sales 0                33,010                        39,976    6,966
                           INVESCO Total Return Fund:
                              30 purchases                168,263         0         0        0
                              12 sales                          0    26,345    36,497   10,152
                           INVESCO Dynamics Fund:
                              26 purchases                177,533         0         0        0
                              16 sales                          0    19,205    23,588    4,383







                                      * Indicates a party in interest.

                      (a) Represents transactions or a series of transactions in excess of 5% of the fair value of plan assets at the beginning of the year.

                       The accompanying notes are an integral part of this schedule.


                                                                   EXHIBIT 99.2



                                 consent of independent public accountants







As independent public accountants, we hereby consent to the incorporation by reference of our report dated June 24, 1999, included in this Annual Report of The Atlantic American Corporation 401(k) Retirement Savings Plan on Form 11-K for the year ended December 31, 1998, into the Plan's previously filed Registration Statement No. 33-90890.



ARTHUR ANDERSEN LLP
Atlanta, Georgia
June 28, 1999